BROKERAGE ENHANCEMENT PLAN

                                                        OF

                                               ENDEAVOR SERIES TRUST


Section 1. Endeavor Series Trust (the "Trust") is an open-end management investment company formed under the laws of the Commonwealth of Massachusetts, the shares of beneficial interest ("Shares") of the portfolios of which may from time to time be offered to life insurance companies (each, a "Life Company") for allocation to certain of their separate accounts established for the purpose of funding variable annuity contracts and variable life policies (collectively referred to herein as "Variable Contracts"). Section 2. The Trust currently offers shares of beneficial interest in eleven portfolio series, the TCW Money Market Portfolio, the TCW Managed Asset Allocation Portfolio, the Value Equity Portfolio, the Opportunity Value Portfolio, the Dreyfus Small Cap Value
Portfolio, the Dreyfus U.S. Government Securities Portfolio, the T. Rowe Price International Stock Portfolio, the T. Rowe Price Growth Stock Portfolio, the T. Rowe Price Equity Income Portfolio, the Enhanced Index Portfolio and the Montgomery Select 50 Portfolio (the "Existing Funds" - such series, together with all other series subsequently established by the Trust, being referred to herein collectively as the "Funds"). Section 3. In order to provide for the implementation of the payments provided for pursuant to this Brokerage Enhancement Plan (the "Plan"), the Trust may enter into a Distribution Agreement (the "Agreement") with Endeavor Group pursuant to which Endeavor Group will serve as the distributor of the Trust's Shares, and pursuant to which each Fund participating in this Plan will authorize payments to Endeavor Group, as provided in Section 4 hereof, for various costs incurred or paid by Endeavor Group in connection with the distribution of Shares of that Fund. Such Agreement, or any modification thereof, shall become effective with respect to the Shares of any Fund in compliance with Section 12(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 12b-1 thereunder as the same may be amended from time to time.

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Section 4. The Trust may expend  amounts  consisting  solely of that  portion of brokerage commissions paid by the Funds in connection with their portfolio transactions and made available to Endeavor Group or other introducing brokers by broker-dealers executing such portfolio transactions for the benefit of the Funds to finance activities principally intended to result in the sale of Shares of the Funds. Expenses permitted to be paid pursuant to this Plan shall include, but not necessarily be limited to, the following costs:

     A. printing and mailing of Trust prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and prospective Variable Contract owners;

         B. development, preparation, printing and mailing of Trust advertisements, sale literature and other promotional materials describing and/or relating to the Funds and including materials intended for use within the Life Company, or for broker-dealer only use or retail use;

     C. holding or participating in seminars and sales meetings designed to promote the distribution of Trust Shares;

     D. marketing fees requested by broker-dealers who sell Variable  Contracts;

     E. obtaining information and providing explanations to Variable Contract owners regarding Trust investment objectives and policies and other information about the Trust and the Funds, including the performance of the Funds;

     F. training sales personnel regarding sales of Variable Contracts and underlying Shares of the Trust;

     G. compensating broker-dealers and/or their registered representatives in connection with the allocation of cash values and premiums of the Variable Contracts to the Trust;

     H. personal service and/or maintenance of Variable Contract owner accounts with respect to Trust Shares attributable to such accounts; and

     I. financing any other activity that the Trust's Board of Trustees determines is primarily intended to result in the sale of Shares.

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Section 5. This Plan shall not take effect  with  respect to any  Existing  Fund until it has been approved by votes of a majority of (a) the outstanding Shares of such Fund, (b) the Trustees of the Trust, and (c) those Trustees of the Trust who are not "interested persons" of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements of the Trust related hereto or any other person related to this Plan ("Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on this Plan. As additional series of the Trust are established, this Plan shall become effective with respect to each such Fund upon the initial public offering of such new Fund's shares, provided that this Plan with respect to such Fund has been approved by votes of a majority of both
(a) the Trustees of the Trust and (b) the Disinterested Trustees cast in person at a meeting called for the purpose of voting on such approval and by the initial shareholder of the Fund so long as such initial shareholder's approval is required under the 1940 Act and the rules thereunder. In addition, any agreement related to this Plan and entered into by any Fund in connection therewith shall not take effect until it has been approved by votes of a majority of (a) the Board of Trustees of the Trust, and (b) the Disinterested Trustees of the Trust. Section 6. Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved annually by votes of a majority of both (a) the Board of Trustees of the Trust and (b) the Disinterested Trustees of the Trust, cast in person at a meeting called for the purpose of voting on this Plan. Section 7. Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Trust's Board of Trustees and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made. Section 8. This Plan may be terminated at any time with respect to any Fund by vote of a majority of the Disinterested Trustees, or by vote of a majority of the Shares of the Fund.

                                                        -3-

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Section 9. Any agreement of the Trust, with respect to any Fund, related to this
Plan shall be in writing and shall provide:

                                                        -4-

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         A. That such agreement may be terminated  with respect to a Fund at any time without payment of any penalty, by vote of a majority of the Disinterested Trustees or by a vote of a majority of the outstanding Shares of such Fund on not more than sixty days' written notice to any other party to the agreement; and
         B. That such agreement shall terminate automatically in the event of its assignment. Section 10. This Plan may not be amended in any material respect, including, but not limited to, changing the sources of monies from which distribution expenses are paid provided for in Section 3 with respect to a Fund unless such amendment is approved by a vote of at least a majority (as defined in the 1940 Act) of the outstanding Shares of such Fund, and no material amendment to this Plan shall be made unless approved by votes of a majority of
(a) the Board of Trustees of the Trust, and (b) the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment.
Section 11. While this Plan is in effect with respect to any Fund, the selection and nomination of the Disinterested Trustees of the Trust shall be committed to the discretion of the existing Disinterested Trustees of the Trust.



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